

Mail Stop 4631

January 7, 2016

Via E-Mail
Tracey T. Travis, Executive Vice President and Chief Financial Officer
The Estee Lauder Companies, Inc.
767 Fifth Avenue
New York, NY 10153

      Re: The Estee Lauder Companies, Inc.
             Form 10-K for the year ended June 30, 2015
             Filed August 20, 2015
             File No. 1-14064

Dear Ms. Travis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended June 30, 2015

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations, page 19

Overview, page 24

1. Please tell us what consideration you have given to expand your disclosure to clarify the nature of your operations in Venezuela (e.g., manufacturing, import activities) and the nature of the activities conducted between those operations and your non-Venezuelan operations. In addition, clarify how the economic situation in Venezuela impacts your liquidity, including the extent of intercompany receivables due from your Venezuelan subsidiaries, to the extent material.

2. Please tell us the amount of your non-monetary assets of your Venezuelan subsidiary as well as your consideration about whether there could be a related impairment charge on these assets considering the lower U.S. dollar-equivalent cash flows that could impact

your Venezuelan business.   If material, please address the need to disclose any potential risk of impairment.

Notes to the Consolidated Financial Statements

Note 20 – Segment Data and Related Information, page F-42

3. We note that you have aggregated geographic data in three sub-groups. To the extent that revenues attributable to or assets located in an individual foreign country are material, please expand your disclosure in future filings to provide the country specific information required by ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ Terence O'Brien for

John Cash
Branch Chief
Office of Manufacturing and
Construction